Mail Stop 4561

February 11, 2008

Jon M. Morgan
303 West Wall Street, Suite 2300
Midland, TX 79701

Re: **AMEN Properties, Inc.**
        Form 10-KSB for Fiscal Year Ended December 31, 2006
        Forms 10-QSB for Fiscal Quarters Ended March 31, 2007, June 30,
        2007, and September 30, 2007
        File No. 000-22847

Dear Mr. Morgan:

We have reviewed your response letter dated January 15, 2008, and have the following additional comments.

Form 10-KSB

Item 6 - Management's Discussion and Analysis, pages 15 through 29

1.   We have read and considered your response to comment one. We note that the company's only uncompensated officers were Eric Oliver and Jon Morgan. Also, based on your proxy statement filed on April 20, 2007, these officers did not receive any salary or bonus during 2004, 2005 or 2006, and are not currently paid a salary. Please, address the following comments:

   - Tell us the actual dollar amount of the value of the contributed services provided by these officers to the company.
   - Tell us the impact that these amounts would have on the company's financial statements during each of the referenced fiscal years.
   - Provide us with a SAB 99 analysis supporting your representation that these amounts are immaterial.

Item 8 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

Item 8A – Controls and Procedures, page 30

2.   We have read and considered your response to comment two relating to your disclosure controls and procedures and your proposed amendment to the 2007 Form 10-QSB filings. Please amend your 2006 Form 10-KSB as well to address this issue.

Note B – Business Combinations, page 50

3.   We have read and considered your response to comment three. We note that you concluded that there were no significant future fair value attributable to Priority's customer relations as each customer contract may be cancelled upon 30-days notice. Please, address the following comments:

- Tell us the contractual life of the contracts at the date of the acquisition.
- With respect to both customer contracts and customer relationships, explain to us the assumptions you used in estimating the fair value of these assets, such as the expectation of future contract renewals as well as other benefits related to these assets, and the basis for your assumptions. Refer to EITF 02-17.

4.   Please tell us whether there were any supply relationships and contracts acquired through the acquisition of Priority Power Management, how such intangibles were accounted for, and your basis in GAAP for your determination.

Note C – Disposition of Assets, page 51

5.   We have read and considered your response to comment four. It appears that your interest in TCTB consists only of 71% limited partnership interest. Please identify the general partner of TCTB, explain the nature of your relationship with the general partner, and explain your basis in GAAP for consolidating TCTB.

6.   We have read and considered your response to comment five. Clarify to us what is meant by "beneficial title" and "record title". In addition, please tell us how the distribution was recognized within your financial statements.

7.   We have read and considered your response to comment six. We note that the transaction was accounted for as a partial sale. We also note that the registrant concluded that the transaction met all of the required criteria for full recognition. Clarify to us whether the sale of the properties was recognized as a partial sale or full profit on the sale was recognized.

8.   With note that you concluded that you met the condition in paragraph 33c of SFAS 66 as it relates to your retained interest in the sold properties and your agreement to manage these properties. Please further expand on your response to explain how paragraphs 29, 31 and 36, and footnote 10 of SFAS 66 support your conclusion and your accounting for this transaction.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant